Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-238729

Relating to Preliminary Prospectus Supplement

Dated August 15, 2022 to Prospectus Dated May 27, 2020

70 E. Long Lake Rd.

Bloomfield Hills, MI 48304

FOR IMMEDIATE RELEASE

Agree Realty Announces Pricing of $300 Million

of 4.800% Senior Unsecured Notes Due 2032

The Notes have an Effective All-In Rate of 3.76% Inclusive of Prior Hedging Activity

Bloomfield Hills, MI, August 15, 2022 -- Agree Realty Corporation (NYSE: ADC) (the “Company”) today announced that its operating partnership, Agree Limited Partnership (the “Operating Partnership”), priced a public offering of $300 million of 4.800% senior unsecured notes due 2032 (the “Notes”). The public offering price for the Notes was 99.171% of the principal amount for an effective yield to maturity of 4.904%. The Notes will be senior unsecured obligations of the Operating Partnership, guaranteed by the Company and certain of their subsidiaries. This offering is expected to close on August 22, 2022, subject to the satisfaction of customary closing conditions.

The Company expects to use the net proceeds from this offering for general corporate purposes, including to reduce amounts outstanding under its senior unsecured revolving credit facility and to fund property acquisitions and development activity.

“This offering further demonstrates our ability to efficiently access the public bond market while increasing our liquidity, fortifying our balance sheet and positioning the Company for continued growth,” said Peter Coughenour, Chief Financial Officer. “Taking into account the termination of our forward starting swaps, the Notes have an effective all-in interest rate of approximately 3.76% and extend our weighted-average debt maturity to approximately 8 years, excluding the unsecured revolving credit facility.”

Citigroup, Wells Fargo Securities and PNC Capital Markets LLC acted as joint book-running managers for the offering. BofA Securities, J.P. Morgan, Stifel, Capital One Securities, Citizens Capital Markets, Mizuho Securities, Morgan Stanley, Raymond James, Regions Securities LLC and US Bancorp served as co-managers for the offering.

A registration statement relating to the securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and became automatically effective under the Securities Act of 1933, as amended, upon filing with the SEC. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov, or by contacting: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, at 800-831-9146 or email: prospectus@citi.com; or Wells Fargo Securities, LLC, Attention: WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, at 800-645-3751 or email: wfscustomerservice@wellsfargo.com; or PNC Capital Markets LLC, Attention Debt Capital Markets, Fixed Income Transaction Execution, 300 Fifth Avenue, 10th Floor, Pittsburgh, PA 15222, at 855-881-0697.

The offering of the securities was made only by means of a prospectus supplement and accompanying prospectus, which are on file with the SEC. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Agree Realty Corporation

Agree Realty Corporation is a publicly traded real estate investment trust that is RETHINKING RETAIL through the acquisition and development of properties net leased to industry-leading, omni-channel retail tenants. As of June 30, 2022, the Company owned and operated a portfolio of 1,607 properties, located in all 48 continental states and containing approximately 33.8 million square feet of gross leasable area. The Company’s common stock is listed on the New York Stock Exchange under the symbol “ADC”.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements about the terms and size of the offering and the intended use of proceeds from the offering that represent the Company’s expectations and projections for the future. No assurance can be given that the offering discussed above will be completed on the terms described or at all, or that the net proceeds of the offering will be used as indicated. Although these forward-looking statements are based on good faith beliefs, reasonable assumptions and the Company’s best judgment reflecting current information, you should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect the Company’s results of operations, financial condition, cash flows, performance or future achievements or events. Currently, one of the most significant factors, however, is the potential adverse effect of the current pandemic of the novel coronavirus, or COVID-19, on the financial condition, results of operations, cash flows and performance of the Company and its tenants, the real estate market and the global economy and financial markets. The extent to which COVID-19 impacts the Company and its tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others. Moreover, investors are cautioned to interpret many of the risks identified in the risk factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and other SEC filings, as well as the risks set forth below, as being heightened as a result of the ongoing and numerous adverse impacts of COVID-19. Additional important factors, among others, that may cause the Company’s actual results to vary include the general deterioration in national economic conditions, weakening of real estate markets, decreases in the availability of credit, increases in interest rates, adverse changes in the retail industry, the Company’s continuing ability to qualify as a REIT and other factors discussed in the Company’s reports filed with the SEC. Except as required by law, the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

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Contact:

Peter Coughenour

Chief Financial Officer

Agree Realty Corporation

(248) 737-4190